October 23, 2017

Mara L. Ranson

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	MWF Global Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed August 30, 2017 File No. 333-219419

Dear Ms. Ranson;

In response to your letter dated September 13, 2017 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of MWF Global Inc. (the “Company”). Amendment No. 2 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s September 13, 2017 letter in italicized text immediately before our response.

Dilution, page 16

1.	We have read your response to comment 5. Please explain to us why the pre-offering net tangible book value per share under the 100% shares sold scenario differs from the other scenarios. If in error, please advise and revise

Response:

There was an error in the Dilution table “pre-offering net tangible book value per share under the 100% shares sold scenario” on page 16. We have revised and corrected the error.

Plan of Operations, page 25

2.	We note discrepancies in your revised disclosure regarding the current status of your operations. For example, it is unclear whether you have purchased any products. In this regard, we note your disclosure in this section that you have launched your website and customers can purchase product(s) through(y) website via Shopify.” You disclose elsewhere however, that you will purchase your “initial proposed product” from a supplier. Please revise to clarify and ensure consistency throughout your filing.

Response:

We have revised our disclosure in Plan of Operations to clarify and ensure consistency as it relates to our website, product and the ability of customers to purchase our product.

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Financial Statements, F-1

3.	Please update the financial statements and other financial information in the filing to include the interim period ended July 31, 2017. Please refer to the guidance in Rule 8-08 of Regulation S-X

Response:

We have updated our financial statements and other financial information in the filing to include the interim period ended July 31, 2017.

Statements of Operations, page F-4 & F-12

4.	We have read your response to comment 9. Your response indicates that $5,000 of your estimated accounting fees relates to audit services that were incurred as of April 30, 2017. You also state that $5,000 of such fees were included in general and administrative fees for the period ended April 30, 2017, yet the total amount of such expenses is $1,619. If your response is correct, please explain to us how you included this expense in your financial statements ended April 30, 2017, or revise your financial statements. Further, your response only discusses estimated accounting fees. In this regard, please revise your estimate on page 32 to reflect the estimated accounting and legal fees associated with this offering. If no legal fees are included in the estimated, the caption should correctly indicate the fees represented by the estimate. Refer to Item 511 of Regulation

Response:

We made an error on the date the $5,000 was recorded. It occurred in the period ending July 31, 2017. This is reflected in the July 31, 2017 financial statements included in general and administrative fees in the amended S-1 filing. We have amended our disclosure on page 32 to separate the accounting fees and legal fees associated with this offering.

Note 2 – Summary of Significant Accounting Policies

Income taxes, pages F-8 and F-15

5.	We have read your response to comment 11. Please note that GAAP requires that the tax effects of changes in tax law or rates be recognized in the period in which the law is enacted. Please revise your disclosure to remove reference to “substantially.” Refer to ASC 740-10-45-15.

Response:

We have revised our disclosure on pages F-8 and F-15 regarding Income taxes to remove the reference to “substantially”.

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We trust our responses meet with your approval.

Sincerely,

/s/ William Dumo Mejia

President

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